CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2008

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

		September 30	December 31
	Note	2008	2007
Assets

Current assets
Cash and cash equivalents		$4,629,505	$78,362,954
Amounts receivable	4	3,780,656	3,737,903
Inventory	5	8,213,899	199,185
Due from related parties	12	2,647	408,638
Held-for-trading financial instruments	6 (b)	330,225	833,000
Prepaid expenses		1,186,106	811,208
		18,143,038	84,352,888
Property, plant and equipment	7	31,003,844	14,295,727
Reclamation deposits		2,401,864	1,720,456
Available-for-sale financial instruments	6 (a)	2,179,905	3,326,084
Investments in associate	8	–	7,203,973
Mineral property interests	9	256,423,906	218,413,930
Total Assets		$310,152,557	$329,313,058

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		$14,102,742	$6,099,246
Due to related parties	12	136,758	22,098
		14,239,500	6,121,344

Long-term borrowings	11	12,376,471	–
Future income taxes	13	33,453,160	33,983,164
Site reclamation obligations		1,477,442	1,416,964
		47,307,073	35,400,128
Shareholders' equity
Share capital		428,515,773	390,139,711
Warrants		17,389,040	17,934,934
Contributed surplus		20,140,163	11,509,102
Deficit		(213,574,975)	(132,395,033)
Accumulated other comprehensive (loss) income		(3,864,017)	602,872
		248,605,984	287,791,586
Total Liabilities and Shareholders' Equity		$310,152,557	$329,313,058

Segment disclosure	14
Subsequent events	15

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2008	2007	2008	2007

Revenue		$–	$–	$7,889,614	$–

(Expenses) income
Production cost		-	–	(3,890,532)	–
Exploration expenses (see schedule)		(10,694,189)	(2,039,344)	(20,437,332)	(7,648,464)
Pre-development expenses (see schedule)		(17,862,731)	(7,702,753)	(53,812,664)	(17,511,210)
Accretion of reclamation obligation		(17,647)	(9,041)	(52,113)	(28,524)
Conference and travel		(499,238)	(596,371)	(1,310,160)	(1,076,615)
Foreign exchange gain (loss)		352,565	(2,396,788)	(1,881,438)	(2,486,298)
Legal, accounting, and audit		(300,764)	(262,812)	(900,104)	(708,262)
Office and administration		(5,681,872)	(4,202,175)	(16,595,142)	(10,317,167)
Other income		174,809	1,097,028	249,708	2,311,186
Shareholder communications		(146,141)	(158,403)	(435,025)	(304,768)
Trust and filing		(68,135)	(63,752)	(484,562)	(277,499)
Loss before the undernoted and income taxes		(34,743,343)	(16,334,411)	(91,659,750)	(38,047,621)
Interest expense		(260,106)	–	(260,106)	–
Interest income		328,341	968,221	2,121,352	2,117,097
Loss from associate	8	–	–	(351,446)	–
Gain on sale of assets		–	994,116	–	994,116
Unrealized loss on held-for-trading financial instruments	6 (b)	(130,040)	–	(502,775)	–
Loss before income taxes		(34,805,148)	(14,372,074)	(90,652,725)	(34,936,408)
Future income tax recovery		3,676,161	944,936	9,472,783	3,043,302
Loss for the period		$(31,128,987)	$(13,427,138)	$(81,179,942)	$(31,893,106)

Other comprehensive income
Unrealized (loss) gain on available-for-sale financial instruments	6 (a)	(485,350)	(447,157)	(1,420,967)	93,338
Unrealized loss on foreign exchange translation of
self-sustaining foreign operations	3 (e)	(3,045,922)	–	(3,045,922)	–
Other comprehensive (loss) income		$(3,531,272)	$(447,157)	$(4,466,889)	$93,338

Total comprehensive loss for the period		$(34,660,259)	$(13,874,295)	$(85,646,831)	$(31,799,768)

Basic and diluted loss per share		$(0.15)	$(0.07)	$(0.39)	$(0.21)

Weighted average number of common shares outstanding		214,345,476	180,963,160	209,980,225	153,786,378

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended		Year ended
	Note	September 30, 2008		December 31, 2007

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the period		203,395,902	$390,139,711	113,411,713	$201,457,592
Fair value of options exercised		–	1,953,988	–	2,005,064
Fair value of warrants exercised			545,894		688,689
Shares issued for cash, net of share issue costs		–	–	57,500,000	121,427,869
Share purchase options exercised		2,250,386	4,655,242	3,015,830	5,111,184
Shares issued for Hecla Ventures Corp., April 2007		–	–	7,930,214	19,666,931
Shares issued to Tranter Burnstone (Pty) Ltd, October 2007		–	–	19,938,650	36,323,195
Shares issued to CW Properties LLC, February 2008	10 (d)	10,000	29,700	–	–
Shares issued for Rusaf Gold Limited, April 2008	10 (e)	6,613,636	22,787,802	–	–
Shares issued for Rusaf Gold Limited, July 2008	10 (f)	22,041	76,923	–	–
Shares issued for Puma Gold (Pty) Ltd, July 2008	10 (g)	1,862,354	6,648,604	-	-
Share purchase warrants exercised	10 (c)	998,890	1,677,909	1,599,495	3,459,187
Balance at end of the period		215,153,209	$428,515,773	203,395,902	$390,139,711

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the period		31,433,202	$17,934,934	2,672,000	$1,252,000
Warrants issued pursuant to share issuance		–	–	28,750,000	16,210,226
Warrants issued pursuant Tranter transaction		–	–	1,684,312	1,178,815
Exercised	10 (c)	(998,890)	(545,894)	(1,599,495)	(688,689)
Expired		–	–	(73,615)	(17,418)
Balance at end of the period		30,434,312	$17,389,040	31,433,202	$17,934,934

Contributed surplus
Balance at beginning of the period			$11,509,102		$7,863,472
Non-cash stock-based compensation	10 (b)		8,821,573		5,633,276
Share purchase options exercised, credited to share capital			(1,953,988)		(2,005,064)
Fair value of share purchase warrants expired			–		17,418
Options and warrants issued on acquisition of Rusaf Gold Limited	9 (c)		1,763,476		–
Balance at end of the period			$20,140,163		$11,509,102

Deficit
Balance at beginning of the period			$(132,395,033)		$(81,227,367)
Net loss for the period			(81,179,942)		(51,167,666)
Balance at end of the period			$(213,574,975)		$(132,395,033)

Accumulated other comprehensive (loss) income
Balance at beginning of the period			$602,872		$64,811
Unrealized (loss) gain on available-for-sale financial instruments	6 (a)		(1,420,967)		538,061
Accumulated unrealized loss on foreign exchange translation
of self-sustaining foreign operations	3 (e)		(3,045,922)		–
Balance at end of the period			$(3,864,017)		$602,872

TOTAL SHAREHOLDERS' EQUITY			$248,605,984		$287,791,586

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Operating activities
Loss for the period	$(31,128,987)	$(13,427,138)	$(81,179,942)	$(31,893,106)
Items not involving cash
Depreciation	826,950	342,997	1,964,510	653,027
Future income tax recovery	(3,676,161)	(944,936)	(9,472,783)	(3,043,302)
Gain on sale of assets	–	(994,116)	–	(994,116)
Unrealized loss on held-for-trading financial instruments	130,040	–	502,775	–
Loss from associate	–	–	351,446	–
Non-cash stock-based compensation expense (note 10(b))	2,663,641	1,945,645	8,821,573	4,573,649
Unrealized foreign exchange gain	(1,558,500)	(1,019,240)	(2,239,117)	(2,175,524)
Accretion reclamation obligation	17,647	9,041	52,113	28,524
Amortization charge	4,785	–	4,785	–
Interest accrual	220,866	–	220,866	–
Changes in non-cash operating working capital
Amounts receivable	3,748,867	(3,061,320)	446,310	(3,715,869)
Prepaid expenses	(394,956)	(38,577)	(46,496)	312,256
Inventory	(5,342,603)	(100,383)	(6,344,682)	(183,678)
Accounts payable and accrued liabilities	3,055,016	84,967	7,898,187	874,283
Reclamation obligation	(4,635)	(53,557)	8,365	(55,440)
Cash used in operating activities	(31,438,030)	(17,256,617)	(79,012,090)	(35,619,296)

Investing activities
Mineral property acquisition costs	–	(43,096)	(230,096)	(159,860)
Proceeds on sale of assets	–	1,000,905	–	1,000,905
Cost on sale of assets	–	(6,789)	–	(6,789)
Purchase of equipment	(2,246,163)	(8,169,042)	(18,034,802)	(11,325,994)
Purchase of shares in Rusaf Gold Limited	–	(6,000,000)	–	(8,000,000)
Purchase of Hecla Ventures Corp.	–	–	–	(50,791,500)
Purchase of shares in Kryso Resources Plc	(274,788)	–	(274,788)	–
Reclamation deposits	(197,791)	(1,500,662)	(681,408)	(1,583,758)
Cash used in investing activities	(2,718,742)	(14,718,684)	(19,221,094)	(70,866,996)

Financing activities
Common shares issued for cash, net of issue costs	2,870,940	891,213	6,237,772	142,558,838
Advances received in terms of project financing facility	13,240,349	–	13,240,349	–
Advances from (to) related parties	108,859	(649,220)	520,651	(729,099)
Cash generated from financing activities	16,220,148	241,993	19,998,772	141,829,739

(Decrease) increase in cash and cash equivalents	(17,936,624)	(31,733,308)	(78,234,412)	35,343,447
Cash acquired through the acquisition of Puma Gold (Pty) Ltd	5,987	–	5,987	–
Cash acquired through the acquisition of Rusaf Gold Limited	–	–	4,494,976	–
Cash acquired through the acquisition of Hecla Ventures Corp	–	–	–	11,156
Cash and cash equivalents, beginning of period	22,560,142	101,052,347	78,362,954	33,964,436

Cash and cash equivalents, end of period	$4,629,505	$69,319,039	$4,629,505	$69,319,039

Supplementary Information
Taxes paid	$–	$(6,060)	$(6,217)	$(94,698)
Interest paid	$–	$–	$–	$–
Interest received	$328,341	$970,756	$2,121,352	$2,122,865
Non-cash financing and investing activities
Fair value of stock options transferred to share capital
on options exercised from contributed surplus	$1,094,670	$699,626	$1,953,988	$802,626
Fair value of warrants issued with short form prospectus offering	$–	$–	$–	$15,194,000
Fair value of shares issued with Rusaf acquisition	$76,923	$–	$22,960,103	$–
Fair value of shares issued with Puma acquisition	$6,648,604	$–	$6,648,604	$–

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

		Nine Months	Year ended
Mineral Property Interests		ended September 30	December 31
	Note	2008	2007
Burnstone - Exploration
Assays and analysis		$51,321	$122,805
Depreciation		716,689	443,666
Drilling		2,009,062	2,427,840
Engineering		15,813	27,034
Environmental, socio-economic and land		397	12,666
Equipment rental		3,639	(21,900)
Geological		314,360	279,522
Graphics		1,264	15,727
Property fees and exploration option payments		41	22,907
Site activities		167,679	(20,884)
Transportation		–	3,788
Exploration expenses before the following		3,280,265	3,313,171
Office and administration		59,582	92,612
Exploration expenses incurred during the period		3,339,847	3,405,783
Cumulative exploration expenditures, beginning of period		27,733,355	24,327,572
Cumulative exploration expenditures, end of period		31,073,202	27,733,355
Hollister - Exploration
Assays and analysis		1,064,310	425,298
Depreciation		1,110,911	612,831
Drilling		7,059,782	2,880,079
Engineering		54,510	1,170,116
Environmental, socio-economic and land		823,265	1,574,917
Equipment rental		–	24,350
Freight		–	47,292
Geological		(15,711)	606,237
Graphics		–	52,026
Property fees and exploration option payments		133,648	168,334
Site activities		260,356	725,672
Transportation		–	68,656
Exploration expenses before the following		10,491,071	8,355,808
Office and administration		190,556	233,565
Exploration expenses incurred during the period		10,681,627	8,589,373
Cumulative exploration expenditures, beginning of period		33,781,885	25,192,512
Cumulative exploration expenditures, end of period		44,463,512	33,781,885
Rusaf Gold - Exploration
Assays and analysis		534,414	–
Depreciation		74,791	–
Drilling		1,778,790	–
Engineering		76,131	–
Environmental, socio-economic and land		66,662	–
Equipment rental		219,942	–
Freight		76,944	–
Geological		522,972	–
Graphics		14,313	–
Property fees and exploration option payments		300,671	–
Site activities		1,415,854	–
Exploration expenses before the following		5,081,484	–
Office and administration		–	–
Exploration expenses incurred during the period		5,081,484	–
Cumulative exploration expenditures, beginning of period		–	–
Cumulative exploration expenditures, end of period		5,081,484	–

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

		Nine Months	Year ended
Mineral Property Interests		ended September 30	December 31
	Note	2008	2007
Other - Exploration
Assays and analysis		$175,641	$100,271
Depreciation		8,806	–
Drilling		6,736	195,976
Engineering		63,062	20,109
Environmental, socio-economic and land		–	4,316
Equipment rental		166,056	46,383
Freight		68,276	14,450
Geological		61,781	273,369
Graphics		3,578	18,408
Property fees and exploration option payments		9,118	84,363
Site activities		747,515	253,184
Transportation		–	55,968
Exploration expenses before the following		1,310,569	1,066,797
Office and administration		23,805	29,820
Exploration expenses incurred during the period		1,334,374	1,096,617
Cumulative exploration expenditures, beginning of period		2,528,091	1,431,474
Cumulative exploration expenditures, end of period		3,862,465	2,528,091

Total exploration expenses before the following		20,163,389	12,735,776
Office and administration	10 (b)	273,943	355,997
Total exploration expenses incurred during the period		20,437,332	13,091,773
Cumulative exploration expenditures, beginning of period		64,043,331	50,951,558
Cumulative exploration expenditures, end of period		$84,480,663	$64,043,331

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Unaudited - Expressed in Canadian Dollars)

		Nine Months	Year ended
Mineral Property Interests		ended September 30	December 31
	Note	2008	2007
Burnstone - Pre-development
Bulk sampling
Establishment work		$72,309	$697,457
Equipment rental and services		2,178,640	1,047,259
Surface infrastructure		832,197	836,042
Portal construction		–	308,660
Underground access and infrastructure		5,802,441	4,000,468
Other cost
Optimisation		–	523,543
Operational cost		4,916,376	3,348,964
Metallurgical plant		307,054	186,837
Vertical shaft		6,654,182	508,530
Energy project		82,984	–
Permanent infrastructure - surface		272,649	–
Pre-development expenses before the following		21,118,832	11,457,760
Office and administration		383,595	320,274
Pre-development expenses incurred during the period		21,502,427	11,778,034
Cumulative pre-development expenditures, beginning of period		15,080,245	3,302,211
Cumulative pre-development expenditures, end of period		36,582,672	15,080,245

Hollister - Pre-development
Equipment rental and services		564,677	1,937,187
Surface infrastructure		1,755,124	2,942,261
Underground access and infrastructure		15,797,562	6,682,426
Operational costs		13,616,472	6,289,421
Pre-development expenses before the following		31,733,835	17,851,295
Office and administration		576,402	498,990
Pre-development expenses incurred during the period		32,310,237	18,350,285
Cumulative pre-development expenditures, beginning of period		18,350,285	–
Cumulative pre-development expenditures, end of period		50,660,522	18,350,285

Total pre-development and exploration expenses before the following		52,852,667	29,309,055
Office and administration	10 (b)	959,997	819,264
Total pre-development and exploration expenses incurred during the period		53,812,664	30,128,319
Cumulative pre-development and exploration expenditures, beginning of period		33,430,530	3,302,211
Cumulative pre-development and exploration expenditures, end of period		$87,243,194	$33,430,530

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Basis of preparation and principles of consolidation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements which are available through the internet on SEDAR at www.sedar.com.

Operating results for the nine month period ended September 30, 2008 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2008.

2.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described in note 3.

3.	Adoption of new accounting policies

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Capital disclosure (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non- compliance.

The Company’s objectives when managing capital are:

  To safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and

  To provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies (continued)

	(b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

	(i)	Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available for sale”, or “held for trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held to maturity” during the period.

	Available for sale	Held for trading	Total
At January 1, 2008	$3,326,084	$833,000	$4,159,084
Acquired during the period	274,788	-	274,788
Movements in fair value	(1,420,967)	(502,775)	(1,923,742)
Balance, September 30, 2008	$2,179,905	$330,225	$2,510,130

The carrying amounts and fair values of financial assets are as follows:

	September 30, 2008		December 31, 2007

	Estimated fair	Carrying	Estimated fair	Carrying
	value	value	value	value
Cash and equivalents	$4,629,505	$4,629,505	$78,362,954	$78,362,954
Amounts receivable	3,780,656	3,780,656	3,737,903	3,737,903
Due from related parties	2,647	2,647	408,638	408,638
Held-for-trading financial
instruments	330,225	330,225	833,000	833,000
Reclamation deposits	2,401,864	2,401,864	1,720,456	1,720,456
Available-for-sale financial
instruments	2,179,905	2,179,905	3,326,084	3,326,084
Total financial assets	$13,324,802	$13,324,802	$88,389,035	$88,389,035

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies (continued)

	(b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

	(i)	Financial Assets (continued)

The exposure of the Company’s financial assets to currency risk as at September 30, 2008 is as follows:

	GBP	USD	ZAR	CAD	Total
Cash and equivalents	$-	$2,690,236	$973,752	$965,517	$4,629,505
Amounts receivable	943,500	1,491,389	1,069,588	276,179	3,780,656
Due from related parties	-	-	2,647	-	2,647
Held-for-trading
financial instruments	330,225	-	-	-	330,225
Reclamation deposits	-	54,061	527,203	1,820,600	2,401,864
Available-for-sale
financial instruments	2,179,854	-	51	-	2,179,905
Total financial assets	$3,093,579	$4,235,686	$2,573,241	$3,062,296	$13,324,802

The exposure of the Company’s financial assets to interest rate risk as at September 30, 2008 is limited to its investment in cash and cash equivalents of $4,629,505 and reclamation deposits which are invested at floating rates.

(ii)	Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	September 30, 2008		December 31, 2007

	Estimated fair	Carrying	Estimated fair	Carrying
	value	value	value	value
Accounts payable and accrued
liabilities	$14,102,742	$14,102,742	$6,099,246	$6,099,246
Due to related parties	136,758	136,758	22,098	22,098
Long-term debt	12,376,471	12,376,471	-	-
Total financial liabilities	$26,615,971	$26,615,971	$6,121,344	$6,121,344

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies (continued)

	(b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

	(ii)	Financial Liabilities (continued)

The exposure of the Company’s financial liabilities to currency risk as at September 30, 2008 is as follows:

	USD	ZAR	CAD	Total
Accounts payable and accrued
liabilities	$8,298,580	$5,559,670	$244,492	$14,102,742
Due to related parties	-	-	136,758	136,758
Long-term debt	-	12,376,471	-	12,376,471
Total financial liabilities	$8,298,580	$17,936,141	$381,250	$26,615,971

The exposure of the Company’s interest-bearing financial liabilities as at September 30, 2008 is as follows:

	Effective	Less than 1	1 – 5 years	More than 5
	interest rate	year		years	Total
Long-term debt	14%	$-	$12,005,985	$-	$12,005,985
Total financial liabilities		$-	$12,005,985	$-	$12,005,985

The remainder of the Company’s financial liabilities are not exposed to interest rate risk as they are of a non-interest bearing nature.

(iii) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed, is provided for as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents, restricted cash and reclamation deposits with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies (continued)

(b) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

(iii) Financial Instrument Risk Exposure and Risk Management (continued)

Liquidity Risk (continued)

The Company believes that these sources will be sufficient to cover the likely short and long term operating cash requirements. The future rate of development for projects under construction will be influenced by the availability of funding. The Company’s cash and cash equivalents are invested in business accounts and bankers acceptances, which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk, which are discussed further below. In addition the Company is exposed to price increases in cost of labour, energy and equipment which might influence the ultimate capital investment in the development of the Company’s projects and operational cost.

Foreign exchange risk

The Company’s capital and other income is denominated in Canadian dollars, whilst revenue is denominated in United States dollars (“USD”). However, the Company’s operating expenses are primarily incurred in USD and South African Rand (“ZAR”). The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the USD and ZAR in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash and equivalents and reclamation deposits.

The Company also has an interest rate risk arising from long-term debt. Long-term debt issued at variable rates expose the Company to cash flow interest rate risk.

Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold and the outlook for this mineral. The Company does not have any hedging or other commodity based risks in respect of its operations.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies (continued)

	(b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

Commodity price risk (continued)

Gold prices historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

	(c)	Inventories (Section 3031)

This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

The adoption of the Section had no impact on the Company’s statement of operations. Inventories are valued consistent with prior years at the lower of cost or net realizable value.

	(d)	Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At September 30, 2008, the Company had working capital of approximately $3.9 million. The Company has immediate access to the remaining ZAR100 million ($13 million) of the ZAR200 million ($26 million) first phase of the project funding facility. The remaining ZAR730 million ($95 million) of the project funding facility is pending final approval by Investec Bank Limited and Nedbank Limited ("the lenders"). The facility is South African Rand denominated and collateralized by a first mortgage bond over the Burnstone project.

The current available cash and cash flow from operations is sufficient to fund the operating activities of the Group. The future rate of development for projects under construction will be influenced by the availability of funding.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies (continued)

Effective July 1, 2008, the Company amended the following accounting policy:

	e)	Functional currency

The Company re-assessed the functional currency of its development projects in Nevada as well as South Africa and concluded that the functional currency of both projects should be amended to the currency of the primary economic environment in which the projects are being developed. Due to the stage of development at both projects the operations are no longer regarded an integrated foreign operation effective July 1, 2008.

The functional currency of the Burnstone project will therefore be South African Rand (ZAR) and for the Hollister project the United States Dollar (US$) will be the functional currency. The Canadian Dollar remains the presentation currency for the Group.

The most significant change is that non-monetary assets will now be converted at the closing rate, as opposed to historical rates, at the reporting date and that exchange differences on conversion be accounted for in equity in Accumulated Other Comprehensive Income, as opposed through net income.

The amendment is prospective of nature and comparative information has not been amended.

Effective August 8, 2008, the Company implemented the following accounting policy:

	f)	Long-term borrowings

Borrowings are initially recognized at fair value net of transaction cost incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method.

4.	Amounts receivable

	September 30	December 31
	2008	2007
GST/VAT receivable	$942,658	$604,109
Deposit	1,330,250	1,239,125
Refund due from Hecla Limited	-	1,546,606
Convertible loan – Kryso Resources Plc. (note 4(a))	943,500	-
Other debtors	564,248	348,063
	$3,780,656	$3,737,903

(a)	Convertible loan – Kryso Resources Plc.

During April 2008 the Company granted a convertible unsecured interest free loan facility to Kryso Resources Plc. (“Kryso”) to the value of GBP500,000. The loan is repayable in full on the repayment date of October 31, 2008.

In consideration of the advance, the Company has the option to request Kryso to grant warrants to subscribe for up to 1,086,956 shares at a price of 15 pence per share exercisable for a period of 24 months from the repayment date.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

5.	Inventory

	September 30	December 31
	2008	2007
Stores and materials	$457,300	$199,185
Unprocessed ore	7,756,599	-
	$8,213,899	$199,185

Unprocessed ore relates to the Hollister operation. The ore has been stockpiled and is being sent for processing.

6.	Financial instruments

(a) Available-for-sale financial instruments

	Number of
	shares	Amount
Balance, December 31, 2007	11,908,449	$3,326,084
Addition – Kryso shares	1,492,906	274,788
Unrealized loss	-	(1,420,967)
Balance, September 30, 2008	13,401,355	$2,179,905

The components of available-for-sale financial instruments are:

			Foreign	Fair value
	Number	Cost	exchange	adjustment	Amount
Kryso Resources Plc – Shares	13,401,335	$2,997,948	-	$(818,095)	$2,179,853
Rand Mutual Assurance	20	60	(8)	-	52
Balance, September 30, 2008	13,401,355	$2,998,008	(8)	$(818,095)	$2,179,905

Kryso Resources Plc.- Shares

On January 1, 2008, the Company held 11,908,429 equal to 15% of the common shares issued by Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. The shares were acquired at an original cost of $2,723,152 and were subsequently revalued to their fair value of $3,326,024 on December 31, 2007, which was calculated based on the closing price of 14.25 pence per share and an exchange rate of $1.96:1GBP.

On August 6, 2008 the Company acquired a further 1,492,906 shares during a private placement by Kryso at a total consideration of GBP134,362 (9 pence per share).

An unrealized loss of $1,420,967 for the nine months ended September 30, 2008 is reported in the Statement of operations and comprehensive loss under other comprehensive (loss)/income and was calculated based on the closing price of 9 pence per share and an exchange rate of $1.89:1GBP ($935,617 of which relates to the six months ended June 30, 2008).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

6.	Financial instruments (continued)

(b) Held-for-trading financial instruments

	Number of
	warrants	Amount
Balance, December 31, 2007	5,000,000	$833,000
Unrealized loss	-	(502,775)
Balance, September 30, 2008	5,000,000	$330,225

Kryso Resources Plc. – Warrants

Under the terms of the share purchase agreement entered into during December 2006, the Company was granted 5,000,000 warrants, exercisable at a price of 15 pence for a common share over five years, from Kryso Resources Plc.

On date of grant the warrants had an estimated fair value of $937,365, which was revalued to $833,000 on December 31, 2007. The fair value on December 31, 2007 was based on expected volatility of 72.5%, risk free interest rate of 5%, dividend of nil, remaining life of approximately 5 years and an exchange rate of $1.96:1GBP.

The warrants were fair valued on September 30, 2008 based on an expected volatility of 69.8%, risk free interest rate of 4.25%, dividend of nil, remaining life of approximately 4 years and an exchange rate of $1.89:1GBP.

The unrealized loss of $502,775 is reported in the loss for the nine months ended September 30, 2008 ($372,735 of which relates to the six months ended June 30, 2008).

7.	Property, plant and equipment

	September 30, 2008			December 31, 2007

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Property	$3,346,252	$86,330	$3,259,922	$3,084,488	$31,418	$3,053,070
Assets under
construction	11,670,521	-	11,670,521	5,927,750	-	5,927,750
Computers	802,892	301,309	501,583	331,350	94,929	236,421
Office
furniture and
fixtures	979,011	385,627	593,384	123,520	29,256	94,264
Site
equipment	17,251,809	3,685,608	13,566,201	6,827,935	2,157,540	4,670,395
Vehicles	1,739,982	327,749	1,412,233	365,517	51,690	313,827

	$35,790,467	$4,786,623	$31,003,844	$16,660,560	$2,364,833	$14,295,727

As at September 30, 2008, $7,356,965 (December 2007, $5,927,750) of plant and equipment is under construction and is not being amortized. The remaining balance for assets under construction refers to deposit amounts paid for site equipment and capital work in progress.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

8.	Investments in associate

September 30
2008
Balance, December 31, 2007	$7,203,973
Share of loss for the quarter ended March 31, 2008	(351,446)
Mineral property acquired (note 9(c))	(6,852,527)
Balance, September 30, 2008	$-

The investment in Rusaf Gold Limited (“Rusaf”) was acquired at an accumulated cost of $8,000,000 and the Company recognized an equity loss of $796,027 during 2007.

During the quarter ended March 31, 2008, the Company recognized $351,446 loss as its 37% equity portion of Rusaf’s results for the period in the statement of operations.

On April 1, 2008 the Company acquired the remaining 63% of the fully diluted equity shares of Rusaf and subsequently allocated the investment to mineral properties acquired (refer note 9(c)).

9.	Mineral Property interests

	September 30	December 31
Mineral Property Acquisition Costs, net	2008	2007
Hollister Property (note 9(a))	$93,294,981	$95,156,279
Burnstone Property (note 9(b))	131,050,459	123,257,650
Kirkland Lake Property	1	1
Rusaf Gold Property (note 9(c))	31,905,505	-
Other	172,960	-
	$256,423,906	$218,413,930

(a) Hollister Property	September 30
2008
Balance, December 31, 2007	$95,156,279
Depletion charge	(1,598,786)
Movement in foreign exchange	(262,512)
Balance, September 30, 2008	$93,294,981

(b) Burnstone Property	September 30
2008
Balance, December 31, 2007	$123,257,650
Mineral property acquired from Puma Gold (Pty) Ltd	9,204,876
Movement in foreign exchange	(1,412,067)
Balance, September 30, 2008	$131,050,459

The Southgold Exploration (Pty) Ltd (“Southgold”) purchase agreement entered into on November 5, 2002 included an option to the Company to acquire the entire shareholding of Puma Gold (Pty) Ltd (“Puma”) based on the proven, probable and/or indicated cumulative reserves of gold included in the Burnstone property and determined in the feasibility study.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

9.	Mineral Property interests (continued)

(b) Burnstone Property (continued)

The completed Burnstone feasibility study indicated approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories using a 400 cmg/t cut-off.

After negotiations with the Puma shareholders it was decided to enter into a share acquisition agreement and that the Company (through Southgold) would acquire Puma for US$ 6 million payable in Great Basin Gold Ltd common shares.

On July 31, 2008 the Company issued 1,862,354 Great Basin Gold Ltd common shares as consideration for the purchase price. The shares were valued at the closing price of $3.57 on July 31, 2008 for a total consideration price of $6,648,604.

The acquisition was accounted for as a purchase of assets and the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows:

Cash and cash equivalents	$5,987
Accounts payable	(4,226)
Mineral property	9,204,876
Future income tax liability	(2,558,033)
$6,648,604

The allocation is subject to change as the valuation process is completed.

(c) Rusaf Gold Property	September 30
2008
Balance, December 31, 2007	$–
Acquired	31,905,505
Balance, September 30, 2008	$31,905,505

On April 1, 2008 the Company concluded the acquisition of the remaining 63% of the fully diluted equity shares of Rusaf.

The transaction was structured in three tranches of which the first tranche closed on June 28, 2007 with the payment of $2,000,000 for 3,333,333 common shares at $0.60 per share.

The conditions for the second tranche of the purchase were met on July 20, 2007 and the Company acquired a further 10,000,000 shares at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6,000,000. As of the conclusion of this tranche the Company obtained significant influence over Rusaf and had to equity account for its share of post-acquisition losses (refer note 8).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

9.	Mineral Property interests (continued)

(c) Rusaf Gold Property (continued)

Subsequent to December 31, 2007 the third tranche was cancelled and replaced by a new agreement whereby the Company acquired the remaining 63% of Rusaf for a consideration of $22,883,180, payable in 6,613,636 Great Basin Gold common shares on April 1, 2008. The exchange ratio was one Great Basin Gold share for every 4.5 Rusaf shares.

In addition to the shares issued on April 1 the Company agreed to issue shares to the former Rusaf shareholders upon exercise of share purchase warrants and share options held by them. The exchange ratio agreed was one Great Basin Gold share for every 4.5 Rusaf shares. On July 22, 2008 the Company issued 22,041 shares valued at $3.49 per share in terms of warrants exercised by the former Rusaf shareholders.

The acquisition terms also provide for additional Great Basin Gold shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

In the event of such discoveries, the Company will issue shares valued at the higher of closing price on date of acquisition or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

The preliminary estimated aggregate purchase price was $31,662,942, calculated as follows:

Cash payment	$8,000,000
Equity loss recognized to date of acquisition (note 8)	(1,147,473)
Issuance of 6,613,636 Great Basin common shares	22,883,180
Issuance of 22,041 Great Basin common shares	76,923
Fair value of share options and warrants	1,763,476
Transaction costs	86,836
$31,662,942

The value of the 6,613,636 and 22,041 Great Basin common shares issued was determined based on the closing market price of Great Basin’s common shares on the respective dates the shares were issued and the acquisition closed (April 1, 2008 at $3.46 per share; July 22, 2008 at $3.49 per share) (refer to note 10(e) and (f)).

The fair value of $1,763,476 estimated for the 1,062,033 future GBG shares to be issued was calculated using the Black Scholes option pricing model based on a risk free interest rate of 2.99%, expected life between 1 month and 4 years and 59% volatility and was recorded as contributed surplus.

No fair value was allocated to the shares to be issued to the former Rusaf shareholders due to the fact that the Company currently does not have adequate exploration data available to determine the probability of future share issuances.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

9.	Mineral Property interests (continued)

(c) Rusaf Gold Property (continued)

Results from the exploration program are expected during the final quarter of 2008 at which stage the probability will be determined and the fair value calculated to be included as part of the acquisition consideration and allocated to mineral properties.

The acquisition was accounted for as a purchase of assets and the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Cash and cash equivalents	$4,494,976
Receivables and prepaid expenses	489,063
Property and equipment	637,825
Exploration advances	328,402
Accounts payable and accrued liabilities	(94,866)
Mineral property	31,905,505
Future income tax liability	(6,097,963)
$31,662,942

The allocation is subject to change as the valuation process is completed.

The results of operations of Rusaf have been included in the consolidated financial statements of the Company commencing April 1, 2008.

10.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average		average remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2007	$2.32	11,718,170	2.37
Granted	$3.30	8,768,503
Exercised	$2.07	(2,250,386)
Cancelled	$2.52	(824,447)
Balance, September 30, 2008	$2.84	17,411,840	2.37

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	Share capital (continued)

(b)	Share option plan (continued)

Options outstanding at September 30, 2008 are as follows:

		Number of
	Exercise	options	Number of options
Expiry date	price	outstanding	exercisable
December 19, 2008	$1.62	1,090,000	1,090,000
March 31, 2009	$2.07	739,668	739,668
March 31, 2009	$2.45	100,000	100,000
April 30, 2009	$2.07	45,000	45,000
April 30, 2009	$2.45	238,500	238,500
April 18, 2010	$2.68	1,923,167	1,276,945
December 31, 2010	$1.14	400,000	400,000
April 30, 2011	$2.45	1,255,000	1,255,000
November 8, 2011	$2.45	90,000	60,000
April 18, 2012	$2.68	1,332,000	888,000
July 5, 2010	$2.77	453,334	280,001
August 22, 2010	$2.10	305,000	203,333
September 4, 2010	$2.24	100,000	50,000
September 11, 2010	$2.54	175,000	116,667
November 9, 2010	$3.12	680,000	226,669
February 4, 2011	$3.00	2,396,671	754,443
February 18, 2011	$2.95	50,000	16,667
March 18, 2011	$3.57	470,000	156,667
April 10, 2011	$3.60	2,145,000	715,000
May 21, 2011	$3.47	510,000	170,000
August 18, 2011	$2.78	1,200,000	-
April 10, 2013	$3.60	1,603,500	534,500
May 21, 2013	$3.60	110,000	36,667
Total		17,411,840	9,353,727
Average option price		$2.84	$2.58

As at September 30, 2008, there were 9,353,727 options exercisable, with a weighted average exercise price of $2.58.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	Share capital (continued)

(b)	Share option plan (continued)

	Weighted		Weighted average
	average		remaining
Range of Exercise Price – Outstanding	exercise		contractual life
Options	price	Number of options	(years)
$ 1.00 - $ 1.24	$1.14	400,000	2.25
$ 1.50 - $ 1.74	$1.62	1,090,000	0.22
$ 2.00 - $ 2.24	$2.09	1,189,668	0.98
$ 2.25 - $ 2.49	$2.45	1,683,500	2.20
$ 2.50 - $ 2.99	$2.71	5,133,501	2.42
$ 3.00 - $ 3.49	$3.09	3,586,671	2.34
$ 3.50 - $ 3.99	$3.60	4,328,500	3.32
Total	$2.84	17,411,840	2.37

	Weighted
Range of Exercise Price – Exercisable	average	Number of
options	exercise price	options
$ 1.00 - $ 1.24	$1.14	400,000
$ 1.50 - $ 1.74	$1.62	1,090,000
$ 2.00 - $ 2.24	$2.08	1,038,001
$ 2.25 - $ 2.49	$2.45	1,653,500
$ 2.50 - $ 2.99	$2.69	2,578,280
$ 3.00 - $ 3.49	$3.09	1,151,112
$ 3.50 - $ 3.99	$3.60	1,442,834
Total	$2.58	9,353,727

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three and nine months ended September 30, 2008 and 2007, which have been included under office and administration in the consolidated statements of operations, is as follows:

	Three months ended		Nine months ended
	September 30			September 30
	2008	2007	2008	2007

Exploration	$90,551	$83,976	$273,943	$235,638
Pre-development	143,031	263,685	959,997	528,889
Exploration and pre-development schedules	233,582	347,661	1,233,940	764,527
Office and administration	2,430,059	1,597,984	7,587,633	3,809,122
Total compensation cost recognized, credited to
contributed surplus	$2,663,641	$1,945,645	$8,821,573	$4,573,649

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	Share capital (continued)

(b)	Share option plan (continued)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended		Nine months ended
		September 30		September 30
	2008	2007	2008	2007
Risk free interest rate	3%	4%	3%	4%
Expected life	3 years	3 years	3.4 years	3.5 years
Expected volatility	58%	58%	59%	57%
Expected dividends	Nil	Nil	Nil	Nil

(c)	Share purchase warrants

The continuity of share purchase warrants is:

		Outstanding				Outstanding
	Exercise	December 31,				September
Expiry dates	price	2007	Issued	Exercised	Expired	30, 2008
July 18, 2008	ZAR12.90	998,890	-	(998,890)	-	-
April 20, 2009	$3.50	28,750,000	-	-	-	28,750,000
September 30, 2010	ZAR20.78	1,684,312	-	-	-	1,684,312
		31,433,202	-	(998,890)	-	30,434,312

(d)	Share issuance, February 2008- CW Properties LLC

On February 4, 2008, the Company issued 10,000 shares to CW Properties LLC in terms of the earn-in agreement on the Ganes Creek property. The shares have been valued at their quoted price of $2.97 per share on the date of issuance and were recorded as mineral properties.

(e)	Share issuance, April 2008- Acquisition Rusaf Gold Limited

On April 1, 2008, the Company issued 6,613,636 shares to the former shareholders of Rusaf Gold Limited. The shares have been valued at their quoted price of $3.46 per share on the date of issuance and were recorded as mineral properties. Share issue costs of $95,379 were incurred.

(f)	Share issuance, July 2008- Rusaf Gold Limited warrants exercised

On July 22, 2008, the Company issued 22,041 shares to the former shareholders of Rusaf Gold Limited. The shares have been valued at their quoted price of $3.49 per share on the date of issuance at $76,923 and were recorded as mineral properties.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	Share capital (continued)

(g)	Share issuance, July 2008- Puma Gold (Pty) Ltd

On July 31, 2008, the Company concluded an acquisition whereby it issued 1,862,354 Great Basin Gold Ltd common shares as consideration for the purchase price of Puma Gold (Pty) Ltd. The shares were valued at the closing price of $3.57 on July 31, 2008 for a total value of $6,648,604.

11.	Long-term borrowings

September 30
2008
Balance, December 31, 2008	$-
Project loan facility – Investec Bank Limited (note 11 (a))	12,376,471
Balance, September 30, 2008	$12,376,471

(a)	Project loan facility – Investec Bank Limited

Advances received	$13,835,000
Interest expense	220,866
Facility arrangement fees	(594,651)
Amortized facility arrangement fees	4,785
Movement in foreign exchange	(1,089,529)
$12,376,471

As of September 30, 2008 the Company utilized ZAR100 million ($13 million) from the immediately available ZAR200 million ($26 million) of a potential total of a ZAR930 million ($121 million) South African Rand denominated project finance facility. The remaining ZAR730 million ($95 million) of the project funding facility is pending final approval by the lenders. This facility is collateralized by a first mortgage bond over the Burnstone project.

The final facility inclusive of the ZAR200 million ($26 million) made available in August 2008, will consists of 2 phases with a total value of ZAR800 million ($105 million) as well as a standby debt facility of ZAR130 million ($16 million).

The facility will have on average a term of 7.5 years with repayment only commencing 2 to 3 years after draw down. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 4.5% above. The Company will be required to issue warrants with a value of ZAR18 million ($2.4 million) (at strike) with a strike price of 120% above the 30 day VWAP at the time of drawn down of phase 2 of the facility.

The Company will also be required to contribute equity financing amounting to 40% of the total project cost and maintains a 60:40 debt: equity ratio throughout the project development phase.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

11.	Long-term borrowings (continued)

(a)	Project loan facility – Investec Bank Limited (continued)

Once approved, the second phase of the facility will only be made available upon the Company investing a total of ZAR650 million ($85 million) in the project and the stand by debt facility when another ZAR260 million ($34 million) has been invested. The equity portion excludes all upfront costs and historical exploration costs incurred.

At September 30, 2008 the Company has invested ZAR380 million ($50 million) into the project. The remaining equity contribution of ZAR270 million ($35 million) will be financed through a combination of cash flow generated by the Hollister property, capital raised through collaterising other assets of the Group and if required through the issuance of shares in the market.

The facility will have no direct hedging requirements and the Company will enter into a zero cost collar structure for 315,000 ounces with an anticipated put option of $520 and a call option at $2,700 with the lenders.

12.	Related party balances and transactions

Related party balances and transactions include balances and transactions with companies which have directors in common with the Company. These transactions were entered into on an arms- length basis and were recorded at the exchange amount. Normal commercial terms apply to the repayment thereof.

During the quarter ended September 30, 2008, the Company concluded the acquisition of Puma Gold (Pty) Ltd; a privately owned company which had a director in common with the Company. The transaction was entered into on an arms-length basis, under normal commercial terms and was recorded at the exchange amount.

13.	Income taxes

The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances. As at September 30, 2008, the future income tax liability decreased marginally since December 31, 2007 due to the decrease in value of the South African Rand compared to the Canadian dollar and movement in recognized timing differences. The decrease was offset by the $6.1 million and $2.6 million liabilities recognized from Rusaf and Puma respectively, which reflects temporary differences related to the accounting and tax values of the respective entities’ identifiable assets and liabilities.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

14.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	September 30	December 31
	2008	2007
Canada
Assets other than mineral property interests	$7,010,784	$56,796,521
Mineral property interests	1	1
Tanzania
Assets other than mineral property interests	2,233,326	-
Mineral property interests	31,905,505	-
United States
Assets other than mineral property interests	23,267,719	5,890,010
Mineral property interests	93,365,126	95,156,279
Southern Africa
Assets other than mineral property interests	21,216,822	48,212,597
Mineral property interests	131,153,274	123,257,650
Total assets	$310,152,557	$329,313,058

All revenue recognized by the Company during the nine months ended September 30, 2008 was generated from the Hollister operation in the United States.

15.	Subsequent events

Subsequent to September 30, 2008,

	(a)	Burnstone Mining Right

On October 28, 2008 the Department of Minerals and Energy of South Africa (“DME”) granted a mining right to the Company’s wholly owned subsidiary, Southgold Exploration (Pty) Ltd (“Southgold”), to mine gold, silver and aggregate in the Burnstone project area. The mining right will be effective from the date the Environmental Management Plan is approved by the DME, which has been scheduled for December 11, 2008 as part of the process to register the mining right in the name of Southgold. Development costs for this project will be capitalized from October 28, 2008 and reviewed for impairment on each reporting date thereafter.

	(b)	Off-balance sheet arrangements

On October 1, 2007 Investec advanced an amount of ZAR 200 million to Tranter Burnstone as part of the Black Economic Empowerment (“BEE”) transaction for the exclusive purpose of subscribing for the Southgold shares.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

15.	Subsequent events (continued)

	(b)	Off-balance sheet arrangements (continued)

The security for the loan comprised amongst others a loan guarantee in terms of which N5C Resources Inc, N6C Resources Inc or Rodeo Creek Gold Inc (all wholly-owned subsidiaries of the Company) is obliged in the event of default by Tranter Burnstone on any of its interest repayments to Investec at any time in the first four years to lend not more than ZAR80 million ($10 million) to Tranter Burnstone.

The decrease in the Great Basin Gold share price resulted in the underlying value of the investment held by Tranter Gold being less than the secured loan and Investec Bank Limited requested Tranter to deposit the short fall on the investment into a cash margin call account during October 2008. Great Basin Gold was requested to deposit their portion relating to the accrued interest of ZAR31 million ($4 million) into this margin account. Negotiations are underway with Investec to re-negotiate the terms of the agreement and to amend the requirement to deposit cash resources into the margin account.